Exhibit 99.1
FCA posts record First Quarter Results with Adjusted EBIT nearly doubled to €1.4 billion, and all segments profitable. Adjusted Net Profit reached €0.5 billion. Full year guidance is confirmed.

•	Worldwide shipments of 1,086 thousand units, in line with Q1 2015; Jeep worldwide shipments up 15% from Q1 2015 to 326 thousand units

•	Net revenues of €26.6 billion, 3% higher than Q1 2015 (+4% at constant exchange rates, or CER)

•	Adjusted EBIT margins up in NAFTA, doubling to 7.2%, and up nearly four-fold to 1.9% in EMEA

•	Adjusted net profit of €528 million, €497 million higher than Q1 2015

•	Net industrial debt of €6.6 billion, an increase of €1.5 billion from December 2015 due to seasonality and foreign exchange impacts; Available liquidity of €24.3 billion, consistent with December 2015

•	Long-term debt rating raised to “BB” from “BB-” by Standard & Poor's with “Stable” outlook confirmed

•
Market share in U.S. increased to 13.2%, up 70 bps, and in Europe to 6.7%, up 50 bps. Maintained market leadership in Brazil with 180 bps gap to nearest competitor. Increased Jeep sales in APAC by 17% as production localization proceeds

•	In the quarter, started production of the all-new Chrysler Pacifica, Maserati Levante and Fiat Mobi; in China, Jeep Renegade production started in April

FIAT CHRYSLER AUTOMOBILES - Financial Results	Three months ended March 31
(€ million, except shipments, which are in thousands, and per share amounts)	2016	2015 (1)	Change
Shipments	1,086	1,093	(7)	(1)%
Net revenues	26,570	25,843	727	+3%
EBIT	1,307	696	611	+88%
Adjusted EBIT (2)	1,379	700	679	+97%
Net profit	478	27	451	n.m.(4)
Adjusted net profit (2)	528	31	497	n.m.(4)
Adjusted diluted EPS (2)	0.338	0.016	0.322
Net industrial debt (2)	6,593	5,049 (3)	1,544
Available liquidity	24,296	24,557 (3)	(261)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Increased 97% to €1,379 million driven by increased margins in NAFTA and EMEA
•
Group Adjusted EBIT margin nearly doubled to 5.2% from 2.7% in Q1 2015
•
All segments contributed positively despite continued difficult trading conditions in LATAM and transition to localized production from export model in APAC

•
Increased to €528 million from €31 million driven by strong operating performance
•
Includes Net financial expenses of €512 million, down €96 million driven by gross debt reduction actions
•
Tax expense (including tax impact on adjustments) of €339 million, up €278 million primarily due to increased profitability in U.S.

NET INDUSTRIAL DEBT	2016 GUIDANCE

•
Increase in Net industrial debt of €1.5 billion driven by negative €1.3 billion impact from working capital seasonality, exacerbated by model change-over and reduced passenger car volumes in U.S.
•
Also impacted by €0.4 billion unfavorable foreign exchange translation
•
Capital expenditures of €1.8 billion in the quarter
•
Removed the FCA US ring-fencing. Second tranche of RCF now available for total RCF of €5.0 billion
The Group confirms full-year guidance:
• Net revenues > €110 billion • Adjusted EBIT > €5.0 billion • Adjusted net profit > €1.9 billion • Net industrial debt < €5.0 billion

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(1) The Group's results for the three months ended March 31, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015; refer to page 8 for a reconciliation of these results to amounts previously reported (2) Refer to page 7 for reconciliations of Adjusted EBIT to EBIT, Adjusted net profit to Net profit, Adjusted diluted EPS to Diluted EPS and Net industrial debt to Debt; (3) At December 31, 2015; (4) Number is not meaningful

Results by segment

Net revenues and Adjusted EBIT by segment
Net revenues			Adjusted EBIT
Three months ended March 31			Three months ended March 31
2016	2015	(€ million)	2016	2015
17,136	16,177	NAFTA	1,227	601
1,311	1,551	LATAM	11	(65)
949	1,512	APAC	12	65
5,040	4,684	EMEA	96	25
508	523	Maserati	16	36
2,319	2,435	Components (Magneti Marelli, Comau, Teksid)	86	68
(693)	(1,039)	Other activities, unallocated items and adjustments	(69)	(30)
26,570	25,843	Total	1,379	700

NAFTA	Three months ended March 31		Change
(€ million, except shipments, which are in thousands of units, and percentages)	2016	2015	Actual	CER
Shipments	649	633	+3%	—
Net revenues	17,136	16,177	+6%	+5%
Adjusted EBIT	1,227	601	+104%	+101%
Adjusted EBIT margin	7.2%	3.7%	+350 bps	—

Market share of 12.9% (+50 bps from Q1 2015) and continued market leader in Canada
•
Retail sales(5) totaled 634 thousand units (+8% from Q1 2015)
•
Shipments up 3% primarily driven by Jeep, Ram and minivans: U.S. +19 thousand units (+3%), Canada -1 thousand units (-2%), Mexico -2 thousand units (-11%)
•
Net revenues increase due to higher shipments, positive vehicle mix, improved net pricing and favorable foreign exchange translation
•
Adjusted EBIT increase primarily due to higher net revenues, a decrease in advertising spend, purchasing savings and lower recall campaign costs, partially offset by higher manufacturing and product costs for content enhancements
•
Adjusted EBIT excludes total net charges of €49 million primarily related to the net incremental costs for the implementation of the Group's plan to realign existing NAFTA capacity to better meet market demand for pickup trucks and UVs

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(5) For U.S. and Canada, “Sales” represents sales to end customers as reported by the Group’s dealer network

LATAM	Three months ended March 31		Change
(€ million, except shipments, which are in thousands of units, and percentages)	2016	2015	Actual	CER
Shipments	102	135	(24)%	—
Net revenues	1,311	1,551	(15)%	+5%
Adjusted EBIT	11	(65)	n.m.(4)	n.m.(4)
Adjusted EBIT margin	0.8%	(4.2)%	n.m.(4)	—

Market share of 12.7% and continued market leader in Brazil, with market share of 18.1% and 180 bps lead over nearest competitor
•
Decrease in shipments reflects poor trading conditions in Brazil due to continued macroeconomic weakness: Brazil down 37 thousand units; Argentina up 4 thousand units
•
Net revenues decrease primarily due to lower shipments and unfavorable foreign exchange impacts, partially offset by favorable vehicle mix related to newly launched Jeep Renegade and Fiat Toro
•
Adjusted EBIT increase primarily due to favorable vehicle mix, a decrease in marketing costs and manufacturing efficiencies, partially offset by lower shipments, higher industrial costs from new product launches and input cost inflation
•
Adjusted EBIT excludes total charges of €24 million primarily related to the re-measurement of net monetary assets in Venezuela after adoption of the new floating exchange rate

APAC	Three months ended March 31		Change
(€ million, except shipments, which are in thousands of units, and percentages)	2016	2015	Actual	CER
Shipments	25	47	(47)%	—
Net revenues	949	1,512	(37)%	(36)%
Adjusted EBIT	12	65	(82)%	(82)%
Adjusted EBIT margin	1.3%	4.3%	(300) bps	—

Jeep sales up 17% driven by first full quarter of locally-produced Jeep Cherokee sales in China
•
Decrease in shipments (excluding JVs) due to transition to local Jeep production in China JV and lower volumes in Australia due to pricing to offset negative foreign exchange impacts. Sales including JV produced units were 53 thousand units, down from 59 thousand units, with a 17% increase in Jeep sales due to early success of locally produced Jeep Cherokee in China
•
Net revenues decrease primarily as a result of lower shipments and unfavorable mix from shipment of vehicles affected by Tianjin port explosion in Q3 2015
•
Adjusted EBIT decrease driven by lower net revenues, partially offset by a reduction in direct marketing costs, which are now incurred by China JV, and improved results from China JV

EMEA	Three months ended March 31		Change
(€ million, except shipments, which are in thousands of units, and percentages)	2016	2015	Actual	CER
Shipments	304	271	+12%	—
Net revenues	5,040	4,684	+8%	+8%
Adjusted EBIT	96	25	n.m.(4)	n.m.(4)
Adjusted EBIT margin	1.9%	0.5%	+140 bps	—

Continued profit and margin improvement along with growth in market share
•
European market share (EU28+EFTA) for passenger cars up 50 bps to 6.7% (up 90 bps to 29.1% in Italy) and down 10 bps to 10.9% for light commercial vehicles (LCVs)(6) (down 70 bps to 44.7% in Italy)
•
Passenger car shipments up 13% to 240 thousand units and LCVs shipments up 8% to 64 thousand units
•
Net revenues increase due to higher volumes and favorable vehicle mix driven by Jeep Renegade,  Fiat 500X and Fiat Tipo, partially offset by unfavorable net pricing related to higher incentives in EU
•
Adjusted EBIT increase driven by increase in net revenues as well as manufacturing and purchasing efficiencies, partially offset by higher research and development costs

MASERATI	Three months ended March 31		Change
(€ million, except shipments, which are in units, and percentages)	2016	2015	Actual	CER
Shipments	6,295	7,306	(14)%	—
Net revenues	508	523	(3)%	(3)%
Adjusted EBIT	16	36	(56)%	(53)%
Adjusted EBIT margin	3.1%	6.9%	(380) bps	—

Production of Levante began in February at Mirafiori plant
•
Shipments down due to lower volumes in North America (-16%) and Europe (-8%), partially offset by increase in China (+36%)
•
Net revenues decrease due to lower volumes, partially offset by positive mix and foreign exchange impacts
•
Adjusted EBIT decrease primarily due to lower volumes

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(6) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended March 31		Change
(€ million, except percentages)	2016	2015	Actual	CER
Net revenues	2,319	2,435	(5)%	—%
Adjusted EBIT	86	68	+26%	+25%
Adjusted EBIT margin	3.7%	2.8%	+90 bps	—

Continued Adjusted EBIT margin improvement driven by Magneti Marelli
•
Net revenues decrease reflects volume declines at Comau and Teksid, which more than offset higher volumes at Magneti Marelli
•
Adjusted EBIT increase with favorable mix more than offsetting higher industrial costs
•
Magneti Marelli order intake was €653 million (+17% vs Q1 2015) with non-captive at 53%
•
Comau order backlog was €972 million, in line with year-end 2015, but lower than at end of Q1 2015

Brand Activity

▪
2016 marks 75th anniversary of Jeep brand
▪
Global expansion plan continues with Jeep introduced to India market at the 2016 EXPO in New Delhi and production of Jeep Renegade started in China JV on April 18
▪
Jeep Renegade named “4x4 of the Year 2016” and best in “Mid-range SUV sub-£30,000” category by 4x4 Magazine in the United Kingdom

▪
Production of all-new Maserati Levante started on February 29 in Mirafiori (Italy) plant, available in Europe in Q2 2016
▪
Levante is the first SUV in Maserati history; complements Maserati range which now covers entirety of global luxury automotive market
▪
Announced agreement with JP Morgan Chase for private label financing in U.S. market

▪
Production of all-new Chrysler Pacifica started on February 29 in Windsor (Canada) plant
▪
Unsurpassed highway fuel-economy rating in its segment
▪
Named to Ward's “10 Best Interiors List” for 2016
▪
Announced industry's first hybrid minivan available in the second half of 2016

▪ Production of all-new Fiat Mobi started on March 7 in Betim (Brazil) plant ▪ All-new model focused on urban mobility
▪ Fiat Ducato named “Best Motorhome Base Vehicle 2016” by readers of “Promobil”, the German magazine specializing in the motorhome sector, its ninth international award
▪ Abarth 595 and 695 win “Best Cars 2016” competition of the German automotive magazine, “Auto Motor und Sport” ▪ Debut of Abarth 124 spider at Geneva International Motor Show in March

Reconciliations

Adjusted EBIT to EBIT	Three months ended March 31
(€ million)	2016	2015
Adjusted EBIT(7)	1,379	700
NAFTA capacity realignment	(51)	—
Venezuela currency devaluation	(19)	—
Restructuring costs	(7)	(4)
Other	5	—
Total adjustments	(72)	(4)
EBIT	1,307	696

Adjusted net profit to Net profit	Three months ended March 31
(€ million)	2016	2015
Adjusted net profit (8)	528	31
Adjustments (as above)	(72)	(4)
Tax impact on adjustments	22	—
Adjustments, net of taxes	(50)	(4)
Net profit	478	27

Adjusted diluted EPS to Diluted EPS	Three months ended March 31
	2016	2015
Adjusted diluted EPS (€/share) (9)	0.338	0.016
Adjustments, net of taxes (€ million)	(50)	(4)
Impact of adjustments on Diluted EPS (€/share)	(0.032)	(0.003)
Diluted EPS (€/share)	0.306	0.013
Weighted average number of shares outstanding for diluted earnings per share (thousand)	1,540,451	1,508,310

Net industrial debt to Debt	At March 31, 2016	At December 31, 2015
Net industrial debt (10)	6,593	5,049
Net financial services debt	1,442	1,499
Net debt	8,035	6,548
Intercompany financial receivables/(payables), net (11)	—	(39)
Current financial receivables from jointly-controlled financial services companies	35	16
Other financial assets/(liabilities), net	63	117
Current securities	459	482
Cash and cash equivalents	17,963	20,662
Debt	26,555	27,786

For the three months ended March 31, 2015, the following is a reconciliation of the Group's results as reported herein (re-presented to exclude Ferrari) to the Group's results previously reported

	Three months ended March 31, 2015
(€ million, except shipments, which are in thousands)	Results - excluding Ferrari (as reported herein)	Ferrari, net of intercompany (12)	Results - including Ferrari (previously reported)
Shipments	1,093	2	1,095
Net revenues	25,843	553	26,396
EBIT	696	96	792
Adjusted EBIT	700	100	800
Net profit	27	65	92

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(7) Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature; (8) Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature; (9) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the impact of the same items excluded from Adjusted EBIT; (10) Net industrial debt is computed as: debt plus other financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) other financial assets; therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net industrial debt; (11) includes financial receivables due from discontinued operations (€98 million at December 31, 2015) and financial payables due to discontinued operations (€137 million at December 31, 2015); (12) the amounts presented for Ferrari are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of intercompany transactions

This document, and in particular the section entitled “2016 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On April 26, 2016, at 1p.m. BST, management will hold a conference call to present the 2016 first quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, April 26, 2016